Exhibit 99.2

FYE25-Q1 SHAREHOLDER LETTER

arm

Building the future of computing, on **Arm**. Together. For everyone.

Results for quarter ending June 30, 2024

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 BST) on Wednesday, July 31, 2024. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be accessed at: https://edge.media-server.com/mmc/p/8vztamtt/

Dear Shareholder,

Arm delivered a fourth consecutive quarter of record results as we continue to build upon the world's most popular compute platform. In Q1, we delivered record revenue and exceeded the high-end of our guidance range for both revenue and non-GAAP EPS. License revenue hit a record level as the proliferation of AI everywhere is driving more companies to make broad and long-term commitments to use Arm’s power-efficient technology in their future products. Year-over-year growth in royalty revenue was also strong as rising adoption of Armv9 technology is lifting royalty revenue per device.

Arm’s long-term strategy promotes multiple growth drivers.

Increasing chip complexity is driving royalty revenue growth. AI-enabled devices need significantly increased performance yet also require energy-efficiency and rapid time-to-market. These market trends are driving the need for Arm compute platforms, based on Armv9, which enable more complex AI chips in smartphones, cloud servers, smart IoT, and networking devices.
Chips based on Armv9 technology now contribute around 25% of Arm’s royalty revenue, which is up from around 20% last quarter. Increased Armv9 adoption in the mobile market drove smartphone royalty revenue up 50% year-over-year in Q1. We expect the migration of AI from the cloud to edge devices to drive even higher compute demand per device over time and Arm’s unprecedented share across all end markets means that Arm is uniquely positioned to benefit from this migration, which will increase royalty revenue per chip.

AI everywhere is creating demand for more energy-efficient compute. AI's substantial energy requirements are driving growth in Arm's compute platform, which is the most power efficient solution available. During the quarter, Microsoft announced its first generation of Copilot+ PCs on Arm with double the battery life of the closest PC competitor and on par with its Arm-based MacOS counterpart. Every major software application and developer tool now runs natively on Windows on Arm, including Microsoft Office, Google Chrome, Slack, and GitHub runners, which results in a no-compromises experience for the end user.

Google’s recently announced AI-capable Axion products for the data center provide 50% better performance and up to 60% better energy-efficiency than legacy solutions. Early in Q2 FYE25, AWS announced the general availability of the high-performance, energy-efficient Graviton4, which provides up to 30% better compute performance than Graviton3. AWS has 50,000 customers on its Graviton's instances, which have approximately doubled over the previous year, including all of its top 100 EC2 customers. Graviton4 customers include SAP, SmugMug, and Epic Games, who is using Graviton4 to deliver Fortnite. Today, ten of the world’s largest hyperscalers are developing and deploying Arm-based chips into their data centers, including AWS, Google, Microsoft, and Oracle Cloud, given Arm's superior performance and energy efficiency.

During Q1, we also introduced the Arm Ethos-U85, which increases performance 4x for edge AI applications such as factory automation, object detection, and image classification.

Compute Subsystems are speeding customers’ time-to-market. Driven by market demand, Arm is increasing investments in Arm Compute Subsystems (CSS). These integrated and verified configurations of Arm technology accelerate customers’ time-to-market and reduce development costs. Arm CSS solutions deliver significantly higher value to the customer and increase our royalty revenue fee per chip.

During the quarter, Arm expanded its CSS offering and announced its latest CSS for Client, which will further AI capabilities in next generation smartphones and PCs. CSS for Client combines the benefits of Armv9 acceleration features with production-ready implementations of newly announced Arm CPUs and GPUs on the leading edge 3 nanometer manufacturing process to accelerate AI capabilities, improve performance and efficiency, and reduce time-to-market. Arm introduced KleidiAI software libraries to improve performance of generative AI workloads on Arm-based devices. KleidiAI can triple the speed for time-to-first token for Large Language Models (LLMs).

In addition, we have started signing agreements for the Armv9-based CSS for Automotive, which we announced last quarter. Customers are planning to combine CSS with Arm’s unmatched ecosystem of automotive virtual platforms, software, and tools to create a software-defined vehicle system for Level2+ and Level3 autonomous vehicles. Tata Technologies is enabling its automotive software solutions to work seamlessly with CSS for Automotive to accelerate the development timelines of high-performance vehicle computing systems.

Arm’s ecosystem of software and design partners is unique. Arm has the world’s largest compute ecosystem with more than 20 million software developers, which is up from 15 million one year ago. We continue to increase investment across all market segments to accelerate software development on Arm. More Arm software developers drives demand for new Arm compute platform solutions, which in turn drives an increase in software development and creates a virtuous cycle of demand.

New companies are joining Arm’s ecosystem and existing customers are leveraging their knowledge and experience of Arm technology into additional end markets. In the last few months, Google and Microsoft announced their first Arm-based chips for the data center. During the quarter, Mediatek joined Arm Total Design, a fast-growing ecosystem that accelerates the development of data center chips to meet the performance and efficiency needs of AI applications. Also during the quarter, Google announced new AI capabilities for Android phones, including integration of their Gemini AI model directly into Android. Already, 70% of the AI-enabled apps on the Google Play Store run directly on the Arm CPU, and the addition of Gemini will enable more apps to take advantage of the Arm compute platform.

All combined, we expect Arm’s long-term strategy to provide sustainable growth for years and decades to come.

"AI demand and rising CSS adoption across major market segments drove record revenue," said Rene Haas, CEO. "As the energy needs of AI continue to escalate, so does the demand for the high-performance, power-efficient Arm compute platform."

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer

Investor Contact Jeff Kvaal Investor.Relations@arm.com	Media Contact Phil Hughes Global-PRteam@arm.com

First Quarter Highlights
•Revenue of $939 million, up 39% year-over-year, was due to record license revenue and strong growth in royalty revenue.
•License and other revenue of $472 million, up 72% year-over-year, was due to multiple high-value license agreements being signed as thought-leading companies make long-term commitments to deploy Arm-based technology in their future products.
•Royalty revenue of $467 million, up 17% year-over-year, was driven by the rapidly increasing penetration of Armv9-based chips which typically command a higher royalty rate, and strong growth in premium smartphones.
•Strong non-GAAP operating income growth to $448 million resulting in a 47.7% non-GAAP operating margin, and a non-GAAP earnings per share of $0.40 up 67% year-over-year.

Guidance and Results

Quarterly Guidance & Results	Q1 FYE25 Guidance	Q1 FYE25 Results	Q2 FYE25 Guidance
Revenue	$875m - $925m	$939m	$780m - $830m
Non-GAAP operating expense (1)	~$475m	$467m	~$500m
Non-GAAP fully diluted earnings per share (1)	$0.32 - $0.36	$0.40	$0.23 - $0.27
Annual Guidance	FYE25 Prior Guidance	FYE25 Change	FYE25 Current Guidance
Revenue	$3,800m - $4,100m	No change	$3,800m - $4,100m
Non-GAAP operating expense (1)	~$2,050m	No change	~$2,050m
Non-GAAP fully diluted earnings per share (1)	$1.45 - $1.65	No change	$1.45 - $1.65

(1)     For more information and definitions of the non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure.

Results for Q1 fiscal year ending 2025

Financial Metrics (1) (Unaudited)

$ million, unless stated	GAAP			Non-GAAP (1)
	Q1 FYE25	Q1 FYE24	Y/Y %	Q1 FYE25	Q1 FYE24	Y/Y %
Total revenue	939	675	39%	939	675	39%
License and other revenue	472	275	72%	472	275	72%
Royalty revenue	467	400	17%	467	400	17%
Cost of sales	(33)	(31)	6%	(24)	(24)	—%
Gross profit	906	644	41%	915	651	41%
Gross margin (%)	96.5%	95.4%		97.4%	96.4%
Operating expenses	(724)	(533)	36%	(467)	(379)	23%
Operating income (loss)	182	111	64%	448	272	65%
Operating margin (%)	19.4%	16.4%		47.7%	40.3%
Net income	223	105	112%	419	246	70%
Diluted earnings per share ($)	0.21	0.10	110%	0.40	0.24	67%
Non-GAAP free cash flow (2)				(348)	(150)	nm
Non-GAAP free cash flow trailing twelve months ("TTM")				709	724	(2)%
Remaining performance obligations ("RPO")	2,168	1,681	29%

(1)     For more information, definitions, and reconciliations of Non-GAAP measures see the “Key Financial and Operating Metrics” section below. Percentage changes that are considered not meaningful are presented as "nm."
(2)     Non-GAAP free cash flow for Q1 FYE25 includes a reversal of the Q4 FYE24 $573 million change in working capital benefit that was primarily due to cash held for payroll tax liabilities related to the IPO share vesting event.

Non-Financial Metrics (1) (Unaudited)

	Q1 FYE25	Q1 FYE24	Y/Y %
Annualized contract value ("ACV")	$1,193 million	$1,048 million	14%
Arm Total Access licenses	33	20
Arm Flexible Access licenses (2)	241	211
Total number of employees	7,320	6,229	18%
Engineers as a percentage of total employees	83%	80%

(1)     For more information and definitions of Non-Financial Metrics see the “Key Financial and Operating Metrics” section below.
(2)     For the quarter ended June 30, 2023 (Q1 FYE24), the number of Flexible Access agreements has been adjusted to 211 from 214 (as previously reported in our final prospectus filed with the SEC on September 14, 2023) to account for certain customer license terminations and a consolidation of customer licenses due to an acquisition.
(3)     The metric "Chips reported as shipped" will no longer be reported, see the "Number of Arm-based chips reported as shipped" section below.

Q1 FYE25 Financial Overview
(US GAAP unless otherwise stated)
Total revenue
Total revenue was a record $939 million, up 39% year-over-year and 1% sequentially.
Royalty revenue
Royalty revenue was $467 million, up 17% year-over-year, with the largest contribution from smartphones driven by increased penetration of Armv9 combined with the overall market recovery and a higher premium tier mix compared with a year ago. Automotive saw growth driven by chips with higher royalty rates going into advanced applications such as in advanced driver assistance systems and the digital cockpit. In cloud compute we continue to see the early benefits from the adoption of Armv9-based server chips. IoT/embedded declined year-over-year due to the continued inventory correction in the broader market.
License and other revenue
License and other revenue was $472 million, up 72% year-over-year due to customers continuing to make new long-term commitments to use Arm’s power-efficient technology in their future products, and also contributions from backlog into the current quarter.

Annualized contract value
ACV at quarter-end was $1,193 million, up 14% year-over-year and up 1% sequentially driven by major deals signed in the current and prior quarters.
Remaining performance obligations
RPO at quarter-end was $2,168 million, up 29% year-over-year, and down 13% sequentially due to the contribution to revenue from backlog during the quarter. We expect to recognize approximately 22% of RPO as revenue over the next 12 months, 14% over the subsequent 13-to-24-month period, and the remainder thereafter.
Licenses signed
During the quarter, Arm signed two additional Arm Total Access agreements, taking the total number of extant licenses to 33, which includes more than half of our top 30 customers. The Arm Flexible Access program now has 241 customers, with adoption benefiting from the introduction of the program into China, where previously it was only available to the rest of the world.
Gross profit and margin
GAAP cost of sales was $33 million, with a GAAP Gross Profit of $906 million, representing a GAAP Gross Margin of 96.5%. Non-GAAP cost of sales was $24 million, with non-GAAP Gross Profit of $915 million, representing a non-GAAP Gross Margin of 97.4%.
Non-GAAP adjustments primarily relate to SBC and employer taxes related to SBC, net of research and development ("R&D") incentives (see table in "GAAP to Non-GAAP Reconciliation").
Operating expenses and margin
GAAP operating expenses were $724 million. Non-GAAP operating expenses were $467 million, up 23% year-over-year, driven by an 18% year-over-year increase in headcount.
GAAP R&D expense was $485 million. Non-GAAP R&D expense was $298 million, representing 32% of revenue compared with 36% in the same period a year ago, and up 24% year-over-year, driven by a 23% year-over-year increase in engineering headcount.

GAAP selling, general and administrative ("SG&A") expense was $239 million. Non-GAAP SG&A expense was $169 million, representing 18% of revenue compared with 20% in the same period a year ago, and up 22% year-over-year, driven by a bad debt expense, salaries and professional fees, partially offset by lower bonus costs.
GAAP operating income was $182 million, representing an operating margin of 19.4% compared with 16.4% in the same period a year ago.
Non-GAAP operating income was $448 million, up 65% year-over-year, and representing a non-GAAP operating margin of 47.7% compared with 40.3% in the same period a year ago.
Non-GAAP adjustments primarily relate to SBC and employer taxes related to SBC, net of R&D incentives (see table in "GAAP to Non-GAAP Reconciliation").
Effective tax rate, net income, earnings per share (EPS), and share count
GAAP effective tax rate was 8.6%. Non-GAAP effective tax rate was 13.8%, and we expect this to remain in the mid-teens going forward.
GAAP net income was $223 million. Non-GAAP net income was $419 million, up 70% year-over-year.
GAAP fully diluted earnings per share ("EPS") was $0.21 compared with $0.10 in the same period a year ago. Non-GAAP fully diluted EPS was $0.40 compared with $0.24 in the same period a year ago.
GAAP and a non-GAAP basic and fully diluted weighted average share count was 1,044 million and 1,060 million, respectively.
Non-GAAP free cash flow
Non-GAAP free cash flow ("FCF") was $(348) million for the quarter, compared with $(150) million in the same period a year ago, and for the trailing 12-months was $709 million, down 2% year-over-year. Q1 has historically been our lowest seasonal quarter for FCF as we pay the annual corporate bonus for the preceding fiscal year. Additionally, as noted last quarter, Q4 FYE24 experienced a $573 million change in working capital benefit that was primarily due to cash held for payroll tax liabilities related to the IPO share vesting event. As expected, this benefit subsequently reversed in Q1 FYE25. Since we do not expect this event to reoccur, we expect this dynamic to impact the comparability of FCF for FYE25 relative to the prior fiscal year.
At quarter-end, cash and cash equivalents, and short-term investments, totaled $2,465 million, down 16% from $2,923 million in the prior quarter and up 20% year-over-year.

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended June 30,
	2024	2023
Revenue:
Revenue from external customers	$815	$535
Revenue from related parties	124	140
Total revenue	939	675
Cost of sales	(33)	(31)
Gross profit	906	644
Operating expenses:
Research and development	(485)	(337)
Selling, general and administrative	(239)	(196)
Total operating expense	(724)	(533)
Operating income (loss)	182	111
Income (loss) from equity investments, net	24	(7)
Interest income, net	32	24
Other non-operating income (loss), net	6	(1)
Income (loss) before income taxes	244	127
Income tax benefit (expense)	(21)	(22)
Net income (loss)	$223	$105

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.21	$0.10
Diluted	$0.21	$0.10

Weighted average ordinary shares outstanding
Basic	1,044	1,025
Diluted	1,060	1,029

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	June 30, 2024	March 31, 2024
Assets:
Current assets:
Cash and cash equivalents	$1,465	$1,923
Short-term investments	1,000	1,000
Accounts receivable, net (including receivables from related parties of $146 and $182 as of June 30, 2024 and March 31, 2024, respectively)	804	781
Contract assets (including contract assets from related parties of $13 and $22 as of June 30, 2024 and March 31, 2024, respectively)	455	336
Prepaid expenses and other current assets	116	157
Total current assets	3,840	4,197
Non-current assets:
Property and equipment, net	231	215
Operating lease right-of-use assets	233	205
Equity investments (including investments held at fair value of $573 and $573 as of June 30, 2024 and March 31, 2024, respectively)	800	741
Goodwill	1,625	1,625
Intangible assets, net	159	152
Deferred tax assets	324	282
Non-current portion of contract assets	363	240
Other non-current assets	305	270
Total non-current assets	4,040	3,730
Total assets	$7,880	$7,927
Liabilities:
Current liabilities:
Accrued compensation and benefits	$97	$298
Tax liabilities	182	147
Contract liabilities (including contract liabilities from related parties of $114 and $107 as of June 30, 2024 and March 31, 2024, respectively)	209	198
Operating lease liabilities	28	27
Other current liabilities (including payables to related parties of $6 and $7 as of June 30, 2024 and March 31, 2024, respectively)	549	835
Total current liabilities	1,065	1,505
Non-current liabilities:
Non-current portion of accrued compensation	20	20
Deferred tax liabilities	142	135
Non-current portion of contract liabilities	715	717
Non-current portion of operating lease liabilities	221	194
Other non-current liabilities	54	61
Total non-current liabilities	1,152	1,127
Total liabilities	2,217	2,632

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	June 30, 2024	March 31, 2024
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,088 shares authorized and 1,048 shares issued and outstanding as of June 30, 2024; and 1,088 shares authorized and 1,040 shares issued and outstanding as of March 31, 2024	2	2
Additional paid-in capital	2,316	2,171
Accumulated other comprehensive income	371	371
Retained earnings	2,974	2,751
Total shareholders’ equity	5,663	5,295
Total liabilities and shareholders’ equity	$7,880	$7,927

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended June 30,
	2024	2023
Cash flows provided by (used for) operating activities:
Net income (loss)	$223	$105
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	43	41
Deferred income taxes	2	(13)
(Income) loss from equity investments, net	(24)	7
Share-based compensation cost	182	140
Operating lease expense	9	8
Other non-cash operating activities, net	1	—
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	(23)	102
Contract assets, net (including contract assets from related parties)	(242)	(32)
Prepaid expenses and other assets	6	1
Accrued compensation and benefits	(201)	(447)
Contract liabilities (including contract liabilities from related parties)	9	24
Tax liabilities	(4)	12
Operating lease liabilities	(11)	(4)
Other liabilities (including payables to related parties)	(260)	(58)
Net cash provided by (used for) operating activities	$(290)	$(114)

Cash flows provided by (used for) investing activities
Purchase of short-term investments	(50)	(260)
Proceeds from maturity of short-term investments	50	120
Purchases of equity investments	(36)	(11)
Purchases of intangible assets	(9)	—
Purchases of property and equipment	(29)	(26)
Net cash provided by (used for) investing activities	$(74)	$(177)

Cash flows provided by (used for) financing activities
Payment of intangible asset obligations	(20)	(10)
Other financing activities, net	(4)	(5)
Payment of withholding tax on vested shares	(72)	—
Net cash provided by (used for) financing activities	$(96)	$(15)

Effect of foreign exchange rate changes on cash and cash equivalents	2	—
Net increase (decrease) in cash and cash equivalents	(458)	(306)
Cash and cash equivalents at the beginning of the period	1,923	1,554
Cash and cash equivalents at the end of the period	$1,465	$1,248

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to the market to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics:

(in millions, except for Number of extant Arm Total Access and Arm Flexible Access licenses, and Total number of employees, engineers and non-engineers)	Three Months Ended June 30,
	2024	2023
Total revenue	$939	$675
License and other revenue	472	275
Royalty revenue	467	400
Operating income (loss)	182	111
Non-GAAP operating income (loss) (1)	448	272
Net income (loss)	223	105
Non-GAAP net income (loss) (1)	419	246
Net cash provided by (used for) operating activities	(290)	(114)
Non-GAAP free cash flow (1)	(348)	(150)
Non-GAAP free cash flow TTM (1)	709	724

	As of June 30,
Operating metrics:	2024	2023
Number of extant Arm Total Access licenses (2)	33	20
Number of extant Arm Flexible Access licenses (2)	241	211
Annualized contract value	$1,193	$1,048
Remaining performance obligation	$2,168	$1,681
Total number of employees (at end of period)	7,320	6,229
Total number of engineers	6,102	4,977
Total number of non-engineers	1,218	1,252

(1)    Non-GAAP operating income (loss), Non-GAAP net income, Non-GAAP free cash flow, and Non-GAAP free cash flow TTM are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    As of the last day of the applicable period. For the quarter ended June 30, 2023 (Q1 FYE24), the number of Arm Flexible Access agreements has been adjusted to 211 from 214 (as previously reported in our final prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 14, 2023) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”), relating to our Registration Statement on Form F-1) to account for certain customer license terminations and a consolidation of customer licenses due to an acquisition.

Total revenue
Our major product offerings consist of the following:
License and other revenue
•Intellectual property license — We generally license IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training and professional and design services) that we provide, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, we have an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty revenue
For certain IP license agreements, royalties are collected on products that incorporate our IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on our technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual.

Royalty technology mix
Royalty mix by architecture such as Armv9 is estimated at the system-on-a-chip ("SoC") level based on the architecture of the primary CPU or an approximation of the IP mix and is subject to change based on the availability of additional product detail.
Number of Arm-based chips reported as shipped
Each quarter, most of our customers, and those contracted through Arm Technology (China) Co. Limited ("Arm China"), furnish us (directly or via Arm China) with royalty reports setting forth the actual number of Arm-powered chips they shipped in the immediately preceding quarter. Royalty reports received in the 12-month period from April 1 to March 31 of each year relate to chip shipments made in the period from January 1 to December 31 of each year. We also perform various procedures to assess customer data related to royalties for reasonableness, and our license agreements generally include rights for us to audit the books and records of our customers to verify certain types of customer data.
We previously considered the number of chips reported as shipped by our customers as a key performance indicator because it represented the acceptance of our products by companies who use chips in their products (e.g., our customers’ customers). As we shift our focus to higher-value, lower-volume markets such as data center servers, AI accelerators and smartphone applications processors, the number of chips reported as shipped is less representative of our performance as the growth in royalty revenue is concentrated in a smaller number of chips. As such, starting in Q1 FYE25, we are no longer reporting the number of Arm-based chips reported as shipped.
Number of extant Arm Total Access and Arm Flexible Access licenses
Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm China. We believe that, over time, many of our customers will transition to either an Arm Total Access or Arm Flexible Access license to access our products. This transition enables us and our customers to focus less on contract negotiations and more on how our products can be deployed in our customers’ future chips.
We consider the number of extant Arm Total Access and Arm Flexible Access licenses as key performance indicators as they represent the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.
Annualized contract value ("ACV")
Each quarter, we track the ACV relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the Intellectual Property License Agreement with Arm China. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or Technology License Agreement, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.

Remaining performance obligations ("RPO")
RPO represents the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
Arm has elected to exclude potential future royalty receipts from the disclosure of RPO. Revenue recognition occurs upon delivery or beginning of license term, whichever is later.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development operating expenses, non-GAAP selling, general and administrative operating expenses, non-GAAP impairment of long-lived assets operating expenses, non-GAAP disposal, restructuring and other operating expense, net, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income before income taxes, net, non-GAAP net income (loss), non-GAAP basic and diluted net income per share attributable to ordinary shareholders, non-GAAP free cash flow, and non-GAAP free cash flow TTM. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures presented herein exclude acquisition-related intangible asset amortization, share-based compensation ("SBC") cost associated with equity-classified awards where our intent is to issue equity upon vesting (in lieu of cash settlement), employer taxes related to SBC equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes, one-time employee benefit related to the Arm Limited All Employee Plan 2019 (“2019 AEP”), costs associated with disposal activities, impairment of long-lived assets, restructuring and related costs, public company readiness costs, other operating income (expenses), net, (income) loss from equity method investments, gain on disposal of business, and income tax effect on non-GAAP adjustments. We exclude these items from our non-GAAP financial measures because they are non-cash or non-recurring in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)

The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended June 30, 2024
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$939	$—	$—	$—	$—	$939
Cost of sales	(33)	6	3	—	—	(24)
Gross profit	906	6	3	—	—	915
Gross margin	96.5%					97.4%
Operating expenses:
Research and development	(485)	129	58	—	—	(298)
Selling, general and administrative	(239)	47	23	—	—	(169)
Total operating expense	(724)	176	81	—	—	(467)
Operating income (loss)	182	182	84	—	—	448
Operating margin	19.4%					47.7%
Income (loss) from equity investments, net	24	—	—	(24)	—	—
Interest income, net	32	—	—	—	—	32
Other non-operating income (loss), net	6	—	—	—	—	6
Income (loss) before income taxes	244	182	84	(24)	—	486
Income tax benefit (expense)	(21)	—	—	—	(46)	(67)
Net income (loss)	$223	$182	$84	$(24)	$(46)	$419
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.21					$0.40
Diluted	$0.21					$0.40
Weighted average ordinary shares outstanding
Basic	1,044					1,044
Diluted	1,060					1,060
(1)     Total SBC cost was $182 million for the three months ended June 30, 2024, of which all are equity-classified awards.
(2)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended June 30, 2023
(in millions, except per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)	Public company readiness costs	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$675	$—	$—	$—	$—	$—	$675
Cost of sales	(31)	1	6	—	—	—	(24)
Gross profit	644	1	6	—	—	—	651
Gross margin	95.4%						96.4%
Operating expenses:
Research and development	(337)	—	96	—	—	—	(241)
Selling, general and administrative	(196)	—	44	14	—	—	(138)
Total operating expense	(533)	—	140	14	—	—	(379)
Operating income (loss)	111	1	146	14	—	—	272
Operating margin	16.4%						40.3%
Income (loss) from equity investments, net	(7)	—	—	—	7	—	—
Interest income, net	24	—	—	—	—	—	24
Other non-operating income (loss), net	(1)	—	—	—	—	—	(1)
Income (loss) before income taxes	127	1	146	14	7	—	295
Income tax (expense) benefit	(22)	—	—	—	—	(27)	(49)
Net income (loss)	$105	$1	$146	$14	$7	$(27)	$246
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.10						$0.24
Diluted	$0.10						$0.24
Weighted average ordinary shares outstanding
Basic	1,025						1,025
Diluted	1,029						1,029
(1)     Total SBC cost, including both cash and equity settled awards, was $158 million for the three months ended June 30, 2023. For non-GAAP purposes, we adjusted for those awards that were liability-classified prior to the Company’s initial public offering of ADSs (the “IPO”) but were equity settled after the IPO. Liability-classified awards were remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award was equivalent to the amount paid in cash or equity settled after the initial public offering.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

The following is a reconciliation of Non-GAAP free cash flow to Net cash provided by (used for) operating activities, the most directly comparable GAAP cash flow measure:

	Three Months Ended June 30,
(in millions)	2024	2023
Net cash provided by (used for) operating activities	$(290)	$(114)
Adjusted for:
Purchases of property and equipment	(29)	(26)
Purchases of intangible assets	(9)	—
Payment of intangible asset obligations	(20)	(10)
Non-GAAP free cash flow	$(348)	$(150)

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, those identified below and those discussed in “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 29, 2024.
This shareholder letter contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this shareholder letter should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this shareholder letter are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this shareholder letter speaks only as of the date hereof, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this shareholder letter except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.